RadTek, Inc.

9900 Corporate Campus Drive

Suite 3000

Louisville, KY 40223

September 23, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

RadTek, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 8, 2014

File No. 333-195548

Management discussion and analysis of financial condition and results of operations, page 30

Trends and uncertainties, page 30

1. We note your response to our prior comment 4 of our letter July 11, 2014. We continue to be unclear about the nature of the items within the prepaid expenses and other assets line item. Please provide us with a schedule that contains the details of this balance sheet category and an explanation for your determination that it is appropriate to record these items as assets. Additionally, please revise your disclosure on page 30 to clarify the nature of these assets and disclose the reason for the increase in the balance.

The disclosure has been revised to clarify the nature of these assets and to disclose the reason for the increase in the balance.  Here is a schedule detailing this balance sheet category and an explanation as to why it is appropriate to record these items as assets:

RadTek, Co. Ltd.
Other receivable
3/31/2014
Customer	Description	KRW	USD

IT Infranet *	negotiating final billing terms	546,080,909	510,929
Other		110,000	103
Total		546,190,909	511,032
*Total contract amounts: W2,092 million, W1,546 million billed and received.

RadTek, Co. Ltd.
Advance payments
3/31/2014
Customer	Description	KRW	USD

Ewon Hi-Tech	Unfinished project.	98,636,063	92,286
Inchel	Unfinished project.	92,404,300	86,457
KTEX	Unfinished project.	23,636,363	22,115
Others		25,219,224	23,596

		239,895,950	224,454

RadTek, Inc.
Prepaid expense
3/31/2014
JD Sparks	prepaid administrative cost		632.

Total prepaid expenses and other assets			736,118

Consolidated financial statements table of contents, page 47

Report of Independent Registered Public Accounting Firm, page 49

2. We note your response to our prior comment 9 of our letter dated July 11, 2014. Please tell us how your auditors determined it was no longer necessary to qualify their 2012 audit opinion and that it was appropriate to remove the reference to the scope exception due to their inability to observe physical inventory at December 31, 2011.

The following is the explanation from the auditors regarding this comment:

The initial scope exception paragraph was to inform the users of the audit report of the Issuer that we, as auditors, could not participate in the physical observation of inventory process as we were engaged after the 2011 year end period.  Inventory observation procedure is one of the key audit procedures to verify the physical count & value of the inventory held/owned by the Issuer as of the balance sheet date.  Because we could not perform this primary audit procedure, we initially wanted to disclose this fact.

However, although we could not perform the observation procedure, we did perform other alternative procedures to determine the reasonableness of the physical count and value of the inventory as of 12/31/2011.  We applied alternative procedures such as reviewing the subsequent period sales invoices in early 2012 and traced to the goods shipped but must have been held by the Issuer as of 12/31/2011.  Since there were only a few sales transactions that occurred during this subsequent period, it was fairly straight forward and easy to identify the goods moved.  There was no significant inventory addition noted near the year end.  Through these alternative procedures, we were fairly certain of the inventory count held by the Issuer as of 12/31/2011.

In addition, in order to determine and test the reasonableness of value of the inventory held on 12/31/2011, we traced and vouched to the vendor purchase invoices for unit cost of the inventory and extended to the total value of inventory based on determined quantity.

Based on alternative audit procedures performed above, we determined that the value of inventory as of 12/31/2011 recorded was reasonable and sufficient audit procedures were performed and satisfied planned audit objective/assertions (existence and valuation) of inventory account.  This is our basis for removing the scope exception.

Condensed consolidated statement of operations, page 66

3. Please label your condensed consolidated statement of operations as unaudited.

The condensed consolidated statement of operations has been properly labeled as unaudited.

Condensed Consolidated Notes to the Financial Statements, page 68

Note 9 – Restatement, page 72

4. Please tell us how you determined it was not necessary to file an Item 4.02 Form 8-K.

The Item 4.02 Form 8-K has been appropriately filed.

5. Please tell us and revise your disclosure to clarify the nature of the restatement. Please refer to paragraph 7 of ASC 250-10-50.

In preparing the first quarter balance sheet the Company’s subsidiary overlooked the normal recurring entry to reclassify:

1)

unpaid customer invoices for incremental billing under a radiation sealing construction contract accounted for under the completed contract method; such unpaid invoices when posted to accounts receivable increases a liability account and

2)

unpaid vender bills in trade accounts payable which increased an asset account.

The missing entries only affect the balance sheet at March 31, 2014 and the statement on cash flows for the three months ended March 31, 2014.  The normal recurring reclassify entry was made in the prior periods reported and has no effect on the statement of operations.

The disclosure has been appropriately revised to provide the information as to why the financial statements were required to be restated.

The company acknowledges that:

 - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kwang Hyun Kim

Kwang Hyun Kim

Chief Executive Officer

RadTek, Inc.